April 6, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed March 31, 2020 by Standard General L.P., et al. File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filing and have the following comment.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:
        "The Company lags the operating margins and retransmission rates of its leading pure-play peers. TEGNA's lack of operational prowess is evident from the current performance of stations acquired by TEGNA from Belo during Mr. Lougee's watch.
           In the years following the acquisition, 9 of the top 11 stations acquired lost market share and are now ranked lower in their respective markets."
        "TEGNA paid excessive prices for the stations it acquired and did not create duopolies, which is the source of efficiencies and synergies that management originally touted as a rationale for industry consolidation. Share repurchases would have been much more accretive."
        "This annual meeting is a referendum on the current Board's stewardship."


                                               *   *   *
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 6, 2020
Page 2

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                         Sincerely,

                                                         /s/ Joshua Shainess

                                                         Joshua Shainess
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions